SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMBER ROAD, INC.

(Name of Subject Company)

AMBER ROAD, INC.

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

02318Y108

(CUSIP Number of Class of Securities)

Jim Preuninger

Chief Executive Officer

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

(201) 935-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Victor H. Boyajian

Ilan Katz

Ira Kotel

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 768-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended on June 13, 2019 and June 24, 2019, and as may be further amended or supplemented from time to time, the “Statement”) filed by Amber Road, Inc. (the “Company”) with the Securities and Exchange Commission on June 3, 2019, relating to the tender offer by Chicago Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Eagle Parent Holdings, LLC, a Delaware limited liability company, which is beneficially owned by funds affiliated with Insight Venture Management, LLC: (i) Insight Venture Partners X, L.P., Insight Venture Partners (Cayman) X, L.P., Insight Venture Partners X (Co-Investors), L.P., Insight Venture Partners (Delaware) X, L.P., (ii) Insight Venture Partners Growth-Buyout Coinvestment Fund, L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (B), L.P., Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., and Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., and (iii) Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., and Insight Venture Partners (Delaware) IX, L.P., to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company, at a purchase price of $13.05 per share, net to the holder thereof in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2019 by Chicago Merger Sub, Inc. (the “Offer to Purchase”) and in the related Letter of Transmittal.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented by inserting the following at the end of the section:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at the Expiration Date. The Offer was not extended. Purchaser and Parent have been advised by Continental Stock & Transfer Company, the depositary and paying agent for the Offer (the “Depositary”), that, as of the Expiration Date,. a total of 23,640,724 Shares (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) were validly tendered in, and not withdrawn from, the Offer, representing approximately 78.4% of Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement) . In addition, Notices of Guaranteed Delivery had been delivered with respect to 487,177 additional Shares, together with all other Shares validly tendered in, and not withdrawn from, the Offer, representing approximately 79.9% of Shares then outstanding on a fully diluted basis (as determined pursuant to the Merger Agreement). The number of Shares tendered pursuant to the Offer (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Date and will promptly pay for all such Shares in accordance with the Offer.

The Merger is expected to be consummated on July 2, 2019, at which time the Company will become a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share that was issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares, each as defined in the Merger Agreement) will be converted automatically into the right to receive an amount, net in cash, equal to the Offer Price. The Depositary, acting as the paying agent for the Merger, will mail to the remaining former stockholders of the Company materials necessary to exchange their former Shares for such payment.

Parent has advised us that, as promptly as practicable after consummation of the Merger, it intends to cause all Shares to be delisted from the NYSE and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.

On July 2, 2019, the Company and Purchaser issued a joint press release announcing the expiration and results of the Offer and the expected completion of the Merger. A copy of such press release is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Joint press release of E2open, LLC and Amber Road, Inc., issued on July 2, 2019 (incorporated by referenced to Exhibit (a)(5)(A) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBER ROAD, INC.

By:	/s/ Brad Holmstrom
Name:	Brad Holmstrom
Title:	General Counsel

Dated: July 2, 2019